
November 22, 2024

Nestor Jaramillo, Jr.
Chief Executive Officer
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

>   **Re: Nuwellis, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 15, 2024**
>   **File No. 333-283283**

Dear Nestor Jaramillo Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jessica M. Herron, Esq.